COBHAM

RECEIVED
2007 APR 25 A 10:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20322

20th April 2007

07022930

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

SUPPL

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 4 April 2007.
2. Notice of allotment of shares or securities on Form 88(2) dated 11 April 2007.
3. 5 x General Purposes Committee resolution allotting securities dated 11 April 2007.
4. Stock Exchange announcement dated 17 April 2007 relating to holding(s) in company.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
APR 30 2007
THOMSON
FINANCIAL

P. Arthur

pp **J M Pope**
Company Secretary/Solicitor

dlw 4/26

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2007 APR 25 A 10:2

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	6,940		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £	Number allotted: 6,940
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 4.7.07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated:		28th March 2007													Schedule 1.1 to		
Originator:		Yorkshire Building Society													General Purposes Committee minute		
															dated 4th April 2007		
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
005174340764	141103	3	0.939	0.914	MR	CLARK	G	181030	1880	1,765.32	39 EDMONDS DRIVE	STEVENAGE			SG2 9TJ	GERALD	CELRAD
005175387964	141103	3	0.939	0.914	MR	ENTWISTLE	GD	6555	5060	4,751.34	8 GRANGEWOOD HALL	CRANFIELD AVE	WIMBORNE	DORSET	BH21 1BZ	GEOFFREY DONALD	FRL
Totals									6940	6,516.66							

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED

2007 FEB 25 A 10: 2

88(2)

Return of Allotment of Shares

COMPANIES HOUSE / CORPORATE FINANCE

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	310,878		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 8234923

Shareholder details		Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Address:	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 2,840
UK Postcode			
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 12,590
UK Postcode EC3P 3DB			
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 94,860
UK Postcode EC3P 3DB			
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 17,438
UK Postcode EC3P 3DB			
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 183 150
UK Postcode EC3P 3DB			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed JM POPE Date 16/4/07.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated:		4th April 2007											Schedule 1.1 to General Purposes Committee minute dated 11th April 2007			
Originator:		Yorkshire Building Society														
AccountNumber	GrantDate	Term	OptionPrice	Share Premiur	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005174514064	141103	3	0.939	0.914	MR	HUXLEY	RS	1837	2230	2093.97	30 ST. MARYS CLOSE	BRANSGORE	CHRISTCHURCH	BH23 8HU	ROBERT SIMON	FRA
005773727166	151105	3	1.24	1.215	MR	SIBSON	L	727	610	756.4	10 HARRINGTON ROAD	SHEPSHED	LOUGHBOROUGH	LE12 9PQ	LESLIE	CCL
Totals									2840	£2,850.37						

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 11th April 2007

Present:	A E Cook	-	Chairman
	A J Hannam		
In attendance:	A D Weston	-	Assistant Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1, the share-save closure schedule, dated 4th April 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £2,850.37)) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 2,840 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 4th April 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

[signature]
....
Chairman

Closure report dated:		4th April 2007														
Originator:		Yorkshire Building Society											**Schedule 1.1 to General Purposes Committee minute dated 11th April 2007**			
AccountNumber	**GrantDate**	**Term**	**OptionPrice**	**Share Premiur**	**Title**	**Surname**	**Initials**	**EmployeeNumber**	**ExercisedShares**	**Cost**	**Address1**	**Address2**	**Address3**	**Postcode**	**Forenames**	**Location**
005174514064	141103	3	0.939	0.914	MR	HUXLEY	RS	1637	2230	2093.97	30 ST. MARYS CLOSE	BRANSGORE	CHRISTCHURCH	BH23 8HU	ROBERT SIMON	FRA
005773727166	151105	3	1.24	1.215	MR	SIBSON	L	727	610	756.4	10 HARRINGTON ROAD	SHEPSHED	LOUGHBOROUGH	LE12 9PQ	LESLIE	CCL
Totals									**2840**	**£2,850.37**						

RECEIVED

2007 APR 25 A 10:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 11th April 2007

Present: A E Cook - Chairman
A J Hannam

In attendance: A D Weston - Assistant Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	S Fitz-Gerald	04.04.07	17,438 ("A") (balance cert 4.4.07)	£15,897.53

It was resolved that a total of 15,462 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
S Fitz-Gerald	17,438	£ 0.91141

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 17,438 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 11th April 2007

Present: A E Cook - Chairman
A J Hannam

In attendance: A D Weston - Assistant Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	K Veitch	4.4.07	12,590 ("U")	£14,929.60

It was resolved that a total of 12,590 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
K Veitch	12,590	£ 1.6083

1.2 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 12,590 ordinary shares of 2.5p each in the company allotted Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

[signature]

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 11th April 2007

Present: **A E Cook - Chairman**
A J Hannam

In attendance: A D Weston - Assistant Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.10.98	R Ricci	10.4..07	28,410("U")	£17,595.17
15.09.99	"	"	27,830 "	£23,785.19
27.10.00	"	"	21,020 "	£21,790.59
20.11.01	"	"	105,890 "	£114,678.87

It was resolved that a total of 183,150 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
R Ricci	28,410	£0.59433
	27,830	£0.82966
	21,020	£1.01166
	105,890	£1.058

1.2 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 183,150 ordinary shares of 2.5p each in the company allotted Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 11th April 2007

Present: **A E Cook** - **Chairman**
A J Hannam

In attendance: **A D Weston** - **Assistant Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	A Pellerin	11.4.07	67,460 ("U")	£79,996.09
20.11.01	"	"	27,400 "	£29,674.20

It was resolved that a total of 94,860 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
A Pellerin	67,460	£1.6083
	27,400	£1.058

1.2 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 94,860 ordinary shares of 2.5p each in the company allotted Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	12:54 17-Apr-07
Number	9933U

RNS Number:9933U
Cobham PLC
17 April 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Cobham PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): SPECIAL NOTIFICATION REQUIRED BY DTR (X)

3. Full name of person(s) subject to the notification obligation:

Newton Investment Management Limited

4. Full name of shareholder(s) (if different from 3.):

Newton Investment Management Limited

5. Date of the transaction and date on which the threshold is crossed or reached if different):

N/A

6. Date on which issuer notified:

N/A

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

ISIN GB00B07KD360

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
ORD		

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
ORD	N/A	N/A	55,108,688	N/A	4.87%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

File No. 8234923

Total (A+B)

Number of voting rights	% of voting rights
55,108,688	4.87%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Newton Investment Management holds these shares as discretionary Investment Managers.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

Clare Cox / Barry Smalls

15. Contact telephone number:

+44 (0)207 163 2331 / 2251

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Newton Investment Management Ltd

Contact address (registered office for legal entities):

Mellon Financial Centre
160 Queen Victoria Street
London
EC4V 4LA

Phone number:

+44 (0)207 163 9000

Other useful information (at least legal representative for legal persons):

Rachel Wheeler

B: Identity of the notifier, if applicable (xvii)

Full name:

Newton Investment Management Ltd

Contact address:

Mellon Financial Centre
160 Queen Victoria Street
London
EC4V 4LA

Phone number:

+44 (0)207 163 9000

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Discretionary Investment Manager

C: Additional information :

This information is provided by RNS
The company news service from the London Stock Exchange

END

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END